sirit Inc.

03 SEP 26 AM 7:21

September 15, 2003

03032271

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-14 for SIRIT's file.

Yours truly,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dlw 9/29

#2450 – 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 Website: www.sirit.com

Reg. No. 82-3200

sirit Inc.

NEWS RELEASE

September 15, 2003 **Trading Symbol: TSX: SI**

News Release #03-14

SIRIT Inc. Secures Order for CDN $5,800,000

*California toll agency order for **FasTrak™** Radio Frequency Identification (RFID) transponders is the largest in SIRIT's history. This landmark deal reaffirms SIRIT's leadership position in California for Electronic Toll Collection (ETC technology).*

Toronto, ON – September 15, 2003 – SIRIT Inc. ("SIRIT") (TSX: SI), is pleased to announce that it has secured an order totaling approximately CDN $5.8 million for electronic toll collection transponders from the Transportation Corridor Agencies ("TCA"). This contract represents the largest order in SIRIT's history and secures its position as the dominant provider of electronic toll collection transponders in California and Colorado.

The new contract calls for SIRIT to deliver transponders over the next twelve months with deliveries to commence immediately. The transponders will be used to satisfy the growing demand for electronic toll collection and to begin a proactive program to replace aging transponders whose batteries have come to the end of their normal life.

Fred Veinot, Vice President of Marketing & Strategy for SIRIT commented, "As the TCA moves into the next major wave of transponder deployments, SIRIT is pleased to again be selected as its supplier. TCA has been a long standing customer of SIRIT and we have enjoyed a successful working relationship as electronic toll collection continues to flourish and expand in Southern California."

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

FasTrak™ is a registered trademark of the Transportation Corridor Agencies.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat Investor Relations and Administration Tel.: 1-800-626-7221 jsegat@sirit.com	Fred Veinot Vice President, Marketing & Strategy Tel.: 1-800-498-8760 ext. 225 fveinot@sirit.com